Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2022 First Quarter Results

•	First quarter operating income of $219.8 million increased 116% from $101.7 million in the same quarter prior year
•	First quarter net income of $147.7 million increased 121% compared to $66.9 million in Q1 2021, while adjusted net income[1] of $157.6 million increased 114% compared to $73.6 million in Q1 2021
•	First quarter diluted earnings per share (diluted “EPS”) of $1.57 increased 124% compared to $0.70 in Q1 2021, while adjusted diluted EPS[1] of $1.68 increased 118% compared to $0.77 in Q1 2021

Montreal, Quebec, April 28, 2022 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the first quarter ended March 31, 2022. All amounts are shown in U.S. dollars.

“The year is off to a strong start for TFI International as we capitalize on favorable trends across our highly diverse end markets and our own internal opportunities to drive synergies and operational enhancements,” said Alain Bédard, Chairman, President and Chief Executive Officer.  “During the first quarter, we more than doubled both our operating income and adjusted diluted EPS, with favorable contributions from all four of our business segments thanks to the focus and dedication of our talented team across North America.  Through adherence to TFI’s longstanding operating principles that emphasize continual focus on the customer, an asset-light approach, and ‘freight that fits’, we are confident in our ability to navigate uncertain economic times, while also executing on multiple opportunities to streamline operations and drive further synergies related to the ongoing successful integration of TForce Freight.  During the quarter we also further bolstered our very solid balance sheet, even while investing in our fleet and returning capital to shareholders, which furthers our financial flexibility and opportunities to enhance long-term growth through attractive acquisitions.”

Financial highlights	Three months ended March 31
(in millions of U.S. dollars, except per share data)	2022	2021
Total revenue	2,191.5	1,148.8
Revenue before fuel surcharge	1,893.8	1,059.1
Adjusted EBITDA[1]	330.0	176.2
Operating income	219.8	101.7
Net cash from operating activities	137.7	155.2
Net income	147.7	66.9
EPS - diluted ($)	1.57	0.70
Adjusted net income[1]	157.6	73.6
Adjusted EPS - diluted[1] ($)	1.68	0.77
Weighted average number of shares ('000s)	91,970	93,382
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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Earnings Press Release

FIRST QUARTER RESULTS

Total revenue of $2.19 billion was up 91% and, net of fuel surcharge, revenue of $1.89 billion was up 79% compared to the prior year period.

Operating income grew 116% to $219.8 million from $101.7 million the prior year period. The increase was driven by business acquisitions and organic growth across the company.

Net income grew 121% to $147.7 million from $66.9 million the prior year period, and net income of $1.57 per diluted share was up relative to $0.70 the prior year period.  Adjusted net income, a non-IFRS measure, was $157.6 million, or $1.68 per diluted share, up 114% from $73.6 million, or $0.77 per diluted share, the prior year period.

For the Package and Courier segment, revenue before fuel surcharge decreased 5% to $124.6 million and operating income increased 42% to $26.1 million.

For the Less-Than-Truckload segment, revenue before fuel surcharge increased 535% to $835.4 million and operating income increased 328% to $94.8 million.

For the Truckload segment, revenue before fuel surcharge increased 22% to $515.9 million and operating income increased 42% to $71.0 million, including a $19.3 million gain ($3.5 million gain in the prior year period) on the sale of rolling stock and equipment.

For the Logistics segment, revenue before fuel surcharge increased 15% to $435.4 million and operating income increased 20% to $34.9 million.

SEGMENTED RESULTS
(in millions of U.S. dollars)	Three months ended March 31
	2022		2021
	$		$
Revenue[1]
Package and Courier	124.6		131.5
Less-Than-Truckload	835.4		131.6
Truckload	515.9		424.6
Logistics	435.4		378.4
Eliminations	(17.4)		(7.0)
	1,893.8		1,059.1
	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Package and Courier	26.1	20.9%	18.3	13.9%
Less-Than-Truckload	94.8	11.3%	22.1	16.8%
Truckload	71.0	13.8%	50.0	11.8%
Logistics	34.9	8.0%	29.1	7.7%
Corporate	(7.0)		(17.8)
	219.8	11.6%	101.7	9.6%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge.

CASH FLOW

Net cash from operating activities was $137.7 million during Q1 compared to $155.2 million the prior year period. The decrease was due working capital requirements primarily related to fuel surcharges on increased sales of $175.4 million offset by increased contributions from net income of $80.8 million, net income tax impact of $36.0 million, and increased depreciation adjustments of $32.0 million. The

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Earnings Press Release

Company returned $99.0 million to shareholders during the quarter, of which $24.9 million was through dividends and $74.0 million was through share repurchases.

Cash used for the purchase of property and equipment was $90.4 million during Q1 2022 versus $37.4 million the prior year quarter. The increase in additions in 2022 is primarily due to the fleet renewals for acquired companies, primarily for TForce Freight. In addition, procurement of equipment was difficult in 2021 as manufacturing and supply chain challenges resulted in delays.

On March 15, 2022, the Board of Directors of TFI International declared a quarterly dividend of $0.27 per outstanding common share paid on April 18, 2022, representing a 17% increase over the $0.23 quarterly dividend declared in Q1 2021.

CONFERENCE CALL

TFI International will host a conference call on April 29, 2022, at 8:30 a.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 1-877-223-4471. A recording of the call will be available until midnight, May 29, 2022, by dialing 1-800-585-8367 or 1-416-621-4642 and entering passcode 1069812.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance

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Earnings Press Release

coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2022 Q1 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended March 31
(unaudited, in millions of U.S. dollars)	2022	2021
Net income	147.7	66.9
Net finance costs	20.2	14.4
Income tax expense	51.9	20.4
Depreciation of property and equipment	64.4	41.2
Depreciation of right-of-use assets	31.5	22.8
Amortization of intangible assets	14.3	14.4
Gain on sale of assets held for sale	-	(3.9)
Adjusted EBITDA	330.0	176.2
Note: due to rounding, totals may differ slightly from the sum.

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Earnings Press Release

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended March 31
(unaudited, in millions of U.S. dollars, except per share data)	2022	2021
Net income for the period	147.7	66.9
Amortization of intangible assets related to business acquisitions	13.1	13.3
Net change in fair value and accretion expense of contingent considerations	(0.0)	0.3
Net foreign exchange loss (gain), net of tax	0.3	(0.0)
Gain on sale of land and buildings and assets held for sale, net of tax	(0.0)	(3.8)
Tax impact of adjustments	(3.5)	(3.0)
Adjusted net income	157.6	73.6
Adjusted earnings per share - basic	1.71	0.79
Adjusted earnings per share - diluted	1.68	0.77
Note: due to rounding, totals may differ slightly from the sum.

Note to readers:	Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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